UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 13 March 2006

Myer and Myer Melbourne Sale

Coles Myer today announced the sale of the Myer department store business and Myer Melbourne to Newbridge Capital and The Myer Family Company for $1,400 million.

CML Chairman Rick Allert described the agreement as a superb outcome for Coles Myer, for Myer and for shareholders.

"We are delighted that the brand will be owned by a consortium combining one of the world's leading private equity groups that has strong international department store experience in the US and UK, together with a long and proud connection between the Myer family and the Myer business," Mr Allert said.

CML CEO John Fletcher said that the level of interest and the price achieved for Myer and the Myer Melbourne property reflected the strength of the business and the success of its turnaround strategy under Myer MD Dawn Robertson.

Mr Fletcher said that Dawn Robertson would continue to lead the business until completion of the transaction when she would leave the company.

"We are extremely grateful to Dawn for the outstanding job she has done turning around Myer and enabling the value of the business to be realised.

"When Dawn came to Myer four years ago, she took over a poorly performing business which she and her team have restored both as an icon fashion brand and a sustainably profitable business. She will leave the company in good shape for the next chapter in its history."

Managing Partner of Newbridge Capital, Dan Carroll, said: "We welcome the opportunity to bring our skills and experience to Myer in Australia.

"Our involvement with upmarket department stores, such as Neiman Marcus in the US and Debenhams in the UK, has been very successful, and we look forward to drawing on that experience and using those skills at Myer."

Ben Gray, Newbridge Head of Australia and New Zealand, added: "We are delighted and honoured to have the Myer family as our partners. The return to private ownership is an exciting new chapter for Myer. We foresee that Myer customers will experience a continuation and acceleration in the enhancement of the product offering that has been achieved by the Myer team in recent times."

The Chairman of The Myer Family Company, Mr Rupert Myer, said the investment represented an opportunity to retain a financial interest in the Myer Department Store business. "The family has had a one hundred year association with Myer and we are delighted to be partnering with such an experienced and successful group in Newbridge," he said.

Mr Gray said that Bill Wavish would be Executive Chairman of the Myer business. Mr Wavish is the former Finance Director and Director of Supermarkets of Woolworths. Mr Wavish will stand down from the Boards of Housewares International and Atlas Metals. Dawn Robertson had been offered the position of Deputy Chairman and President but had decided to leave the company following completion of the sale.

"We commend Dawn and the team on the exceptional work they have done improving the business and we look forward to working with the management team to build further on that work," Mr Gray said.

Myer Managing Director Dawn Robertson said the decision represented a strong vote of confidence in Myer and the Myer team and provided certainty for the business.

"It is a credit to the entire Myer team that we have been able to continue to build the business as we have moved through the ownership process," Ms Robertson said.

"I am proud of the Myer team and our accomplishments, including our contribution to this transaction."

Mr Allert said that the Board's decision to sell Myer was the culmination of a rigorous and disciplined seven-month process to determine whether divestment or retention of the business would create greater value for shareholders.

"We have considered this issue in tandem with our development of Coles Myer's next five-year strategy, taking into consideration the strategic fit of Myer in a largely volume and value business; the current complexity of the Coles Myer Group, and the most effective allocation of capital across the Group.

"We have considered the strategic fit of Myer with our other businesses and particularly the fact that Coles Myer is the only retailer in the world which has tried to combine full-line department stores and supermarkets.

"Our decision to divest has been driven by the Board's belief that both our core food and liquor business and Myer will perform better separated, and that the price Newbridge has been willing to pay for the business recognises that Myer can further improve its performance with singular management focus.

"The Board's decision provides significant opportunities to fund expansion of and sharpen management focus on our core food and liquor franchises in line with our new strategic direction, as well as to consider a further return of capital to our shareholders.

"From a strategic perspective, the Board believes its decision to divest is the best outcome for shareholders."

Mr Fletcher said many other issues would be addressed in the coming weeks, including a new name for Coles Myer Ltd.

"We have developed transition plans for the structural separation of Myer to assist with business continuity while the process is underway. We will work with Newbridge to ensure the effective transfer of both people and systems in the areas of IT, Supply Chain, HR, Finance and other functions," he said.

Mr Allert said that the sale was expected to be completed in the next few months subject to certain third party consents.

He thanked the CML team involved in the ownership review process and CML's advisers, Carnegie Wylie & Company and Allens Arthur Robinson, for their contribution to an outstanding outcome.

Further information:

Myer:

John Gillman - 0419 999 003

Coles Myer:

Media: Scott Whiffin - 0407 850 709

Analysts: John Di Tirro - 9829 4521

About Myer

Myer is Australia's leading department store, with 61 stores operating in metropolitan and regional areas in Victoria, New South Wales, Queensland, Tasmania, Western Australia and South Australia (Carlingford in NSW will close at the end of March and be rebadged as a Target store). Myer's business strategy is built around driving quality sales in four primary or 'famous-for' categories, Womenswear, Menswear, Cosmetics and Soft Home, and competing strongly in other categories, including Electric, Furniture, Childrenswear and Toys. Myer is the largest retailer in most categories, including Women's and Men's fashion, Cosmetics, Accessories, Footwear and Soft Home. Myer has a workforce of about 22,000 people and more than 190 million people visited a Myer store in FY05. Myer delivered a 3% increase in sales for Q206 and a 2.8% increase in H106 and is expected to deliver an increase in earnings when CML reports H1 profit on March 20.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 15, 2006